Filed Pursuant to Rule 424(b)(2)
Registration No. 333-143744
PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 7, 2008)
$4,000,000,000

Verizon Communications Inc.
  $750,000,000 4.35% Notes due 2013

$1,500,000,000 5.50% Notes due 2018

$1,750,000,000 6.40% Notes due 2038

We are offering $750,000,000 of our notes due 2013, $1,500,000,000 of our notes due 2018 and $1,750,000,000 of our notes due 2038. The notes due 2013 will bear interest at the rate of 4.35% per year, the notes due 2018 will bear interest at the rate of 5.50% per year and the notes due 2038 will bear interest at the rate of 6.40% per year. Interest on the notes due 2013, the notes due 2018 and the notes due 2038 is payable on February 15 and August 15 of each year, beginning on August 15, 2008. The notes due 2013 will mature on February 15, 2013, the notes due 2018 will mature on February 15, 2018 and the notes due 2038 will mature on February 15, 2038. We may redeem the notes due 2013, the notes due 2018 and the notes due 2038, in whole or in part, at any time prior to maturity at redemption prices to be determined using the procedure described in this prospectus supplement.

The notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note			Per Note			Per Note
	due 2013	Total		due 2018	Total		due 2038	Total

Public Offering Price	99.724%	$747,930,000	(1)	99.756%	$1,496,340,000	(1)	99.051%	$1,733,392,500	(1)
Underwriting Discount(2)	0.350%	$2,625,000		0.450%	$6,750,000		0.875%	$15,312,500
Proceeds to Verizon Communications Inc. (before expenses)(2)	99.374%	$745,305,000		99.306%	$1,489,590,000		98.176%	$1,718,080,000

(1)	Plus accrued interest, if any, from February 12, 2008 to date of delivery.
(2)	Before reimbursement of expenses in connection with this offering, which the underwriters have agreed to make to us. See “UNDERWRITING.”

The underwriters are severally underwriting the notes being offered. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme or the Euroclear System against payment in New York, New York on or about February 12, 2008.

Joint Book-Running Managers (Notes due 2013)

Credit Suisse	JPMorgan	RBS Greenwich Capital
Joint Book-Running Managers (Notes due 2018)

Goldman, Sachs & Co.	JPMorgan	UBS Investment Bank
Joint Book-Running Managers (Notes due 2038)

Barclays Capital	Citi	JPMorgan
Senior Co-Managers
Bear, Stearns & Co. Inc.
Mitsubishi UFJ Securities
RBC Capital Markets
Wachovia Securities
Co-Managers
Blaylock Robert Van, LLC
Guzman & Company
Loop Capital Markets, LLC
Siebert Capital Markets
Ramirez & Co., Inc.
The Williams Capital Group, L.P.
February 7, 2008

Prospectus Supplement

About this Prospectus Supplement	S-2
Recent Developments	S-2
Use of Proceeds	S-3
Description of the Notes	S-3
Certain United States Federal Income Tax Considerations	S-4
Underwriting	S-6

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the prospectus that follows carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the specific notes being offered and the prospectus contains information about our debt securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The information in this prospectus supplement is accurate as of February 7, 2008. We have not authorized anyone else to provide you with different information.

RECENT DEVELOPMENTS

Fourth Quarter Results (Unaudited)

On January 28, 2008, we announced our fourth quarter 2007 financial results. For the fourth quarter 2007, we reported earnings of $1.1 billion, or 37 cents per diluted share, compared with $1.0 billion, or 35 cents per share, in the fourth quarter 2006. Reported earnings in the fourth quarter 2007 include merger integration costs, costs related to the spin-off of wireline access lines in Maine, New Hampshire and Vermont, taxes and expenses associated with an increase in the distributable earnings from our Vodafone Omnitel N.V. investment, and severance and other related expenses. The fourth quarter 2006 included a non-recurring loss from the sale of non-strategic assets, pension settlement charges, costs related to the spin-off of our directories business, merger integration costs and costs related to the relocation of employees to Verizon Center in Basking Ridge, New Jersey. For the year, we reported earnings of $5.5 billion, or $1.90 per share, in 2007, compared with $6.2 billion, or $2.12 per share, in 2006.

During the quarter, consolidated operating revenues of $23.8 billion rose 5.5% from $22.6 billion in the fourth quarter 2006. Annual consolidated operating revenues were $93.5 billion in 2007, up 6.0% compared to $88.2 billion in 2006.

Total operating expenses were $20.4 billion in the fourth quarter 2007 and $77.9 billion for the full year, up 6.5% and 4.1%, respectively, from the similar periods in 2006.

Wireline total operating revenues were $12.5 billion for the fourth quarter of 2007 and $50.3 billion for the year, down 1.4% and 0.8% from the similar periods in 2006. Wireline operating expenses were $11.3 billion for the fourth quarter and $45.6 billion for the year, down 2.3% and 1.2% from the similar periods in 2006. Wireless total operating revenues were $11.4 billion for the fourth quarter of 2007 and $43.9 billion for the year, up 13.3% and 15.3% from the similar periods in 2006. Wireless operating expenses were $8.4 billion for the fourth quarter and $32.1 billion for the year, up 11.4% and 12.8% from the similar periods in 2006.

Cash flows from continuing operations were $26.3 billion in 2007, compared with $23.0 billion in 2006. In 2007, net cash used in investing activities from continuing operations was $16.9 billion, including $17.5 billion in capital expenditures. Net cash used in financing activities was $11.7 billion in 2007. Our total debt decreased $5.2 billion compared with year-end 2006, to $31.2 billion at year-end 2007.

USE OF PROCEEDS

We will use the net proceeds from the sale of the notes for general corporate purposes.

DESCRIPTION OF THE NOTES

Principal Amount, Maturity and Interest

We are offering $750,000,000 of our 4.35% notes due 2013 which will mature on February 15, 2013, $1,500,000,000 of our 5.50% notes due 2018 which will mature on February 15, 2018 and $1,750,000,000 of our 6.40% notes due 2038 which will mature on February 15, 2038.

We will pay interest on the notes due 2013 at the rate of 4.35% per annum, interest on the notes due 2018 at the rate of 5.50% per annum and interest on the notes due 2038 at the rate of 6.40% per annum on February 15 of each year to holders of record on the preceding February 1, and on August 15 of each year to holders of record on the preceding August 1. If interest or principal on the notes is payable on a Saturday, Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the notes is August 15, 2008. Interest on the notes will accrue from February 12, 2008, and will accrue on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional notes due 2013, notes due 2018 and notes due 2038 in the future.

Form

The notes will only be issued in book-entry form, which means that the notes will be represented by three or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, commonly known as DTC, or its nominee. You may hold interests in the notes directly through DTC, Clearstream Banking, société anonyme, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear, if you are a participant in any of these clearing systems, or indirectly through organizations which are participants in those systems. Links have been established among DTC, Clearstream and Euroclear to facilitate the issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries. Beneficial interests in the notes may be held in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes of these series in book-entry form that can be exchanged for definitive notes of the applicable series under the circumstances described in the accompanying prospectus under the caption “CLEARING AND SETTLEMENT” will be exchanged only for definitive notes of the applicable series issued in denominations of $2,000 and multiples of $1,000 in excess of $2,000.

Redemption

We have the option to redeem any of the notes due 2013, the notes due 2018 or the notes due 2038 on not less than 30 nor more than 60 days’ notice, in whole or from time to time in part, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes being redeemed, or

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the redemption date), as the case may be, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points for the notes due 2013, the Treasury Rate plus 30 basis points for the notes due 2018 and the Treasury Rate plus 35 basis points for the notes due 2038, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The “Treasury Rate” will be determined on the third business day preceding the redemption date and means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as “Statistical Release H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or

(2) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the notes due 2013, the notes due 2018 or the notes due 2038, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes due 2013, notes due 2018 or notes due 2038, as the case may be.

“Independent Investment Banker” means an independent investment banking or commercial banking institution of national standing appointed by us.

“Comparable Treasury Price” means (1) the average of three Reference Treasury Dealer Quotations for that redemption date, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means (1) any independent investment banking or commercial banking institution of national standing and their respective successors appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York, referred to as a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

In addition, we may at any time purchase the notes by tender, in the open market or by private agreement, subject to applicable law.

Additional Information

See “DESCRIPTION OF THE DEBT SECURITIES” in the accompanying prospectus for additional important information about the notes. That information includes:

•	additional information about the terms of the notes;

•	general information about the indenture and the trustee;

•	a description of certain restrictions; and

•	a description of events of default under the indenture.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the notes under current law (which is subject to change, possibly on a retroactive basis). The summary applies only to holders who are beneficial owners of the notes who purchase the notes in the original offering at the initial offering prices indicated in this prospectus supplement and own the notes as capital assets. The summary does not purport to be a complete analysis of all the potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes and does not address the U.S. federal income tax consequences to holders that are subject to special treatment, including:

•	dealers in securities or currencies;

•	insurance companies;

•	financial institutions or “financial services institutions;”

•	thrifts;

•	tax-exempt entities;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers;

•	persons who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons subject to alternative minimum tax;

•	U.S. Holders (as defined below) that have a “functional currency” other than the United States dollar;

•	certain expatriates or former long-term residents of the United States; or

•	partnerships or pass-through entities or investors in partnerships or pass-through entities that hold the notes.

This summary does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.

For purposes of the following discussion, “U.S. Holder” means a beneficial owner of a note who is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust otherwise has a valid election in effect to be treated as a U.S. person.

For purposes of the following discussion, “Non-U.S. Holder” means any beneficial owner of the notes that is not a U.S. Holder.

Circular 230 Disclosure

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

Taxation of Interest.  We will treat the interest payable on the notes as “qualified stated interest.” Accordingly, interest payable on the notes generally will be included in a U.S. Holder’s gross income as ordinary income in accordance with the holder’s regular method of tax accounting.

Sale, Exchange, Redemption or Other Taxable Disposition.  Upon a sale, exchange or other taxable disposition of the notes, the U.S. Holder will recognize a gain or loss equal to the difference, if any, between the amount realized and the holder’s adjusted tax basis in the notes. The amount of any proceeds attributable to accrued but unpaid interest will not be taken into account in computing the holder’s gain or loss. Instead, that portion will be recognized as ordinary income to the extent that the holder has not previously included the accrued interest in income.

A gain or loss recognized generally will be treated as a capital gain or loss and generally will be treated as a long-term capital gain or loss if, at the time of the sale or exchange, the holder has held the notes for more than one year. Non-corporate taxpayers are subject to a reduced tax rate on their long-term capital gains. All taxpayers are subject to certain limitations on the deductibility of their capital losses.

Non-U.S. Holders

U.S. Federal Withholding Tax.  U.S. federal withholding tax will not apply to any payment made to a Non-U.S. Holder of principal or interest on the notes, provided that:

•	the holder does not own 10% or more of the total combined voting power of all classes of our voting stock for U.S. federal income tax purposes;

•	the holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	the holder (a) provides a properly executed Internal Revenue Service, referred to as the IRS, Form W-8BEN (or a suitable substitute form), and certifies, under penalties of perjury, that it is not a U.S. person or (b) holds the notes through a qualified intermediary or withholding foreign partnership that has entered into a withholding agreement with the IRS or through a clearing organization or other financial institution and, in each case, certain certification requirements are satisfied.

Interest payments that are effectively connected with the conduct of a trade or business by a Non-U.S. Holder within the United States are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax subject to reduction under any applicable tax treaty.

United States Federal Income Tax.  If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, the holder will be subject to U.S. federal income tax (but not withholding tax) on that interest on a net income basis in the same manner as if it were a U.S. person. In addition, in certain circumstances, if the Non-U.S. Holder is a foreign corporation, it may be subject to a 30% (or, if a tax treaty applies, a lower rate as provided) branch profits tax.

Any gain or income realized by a Non-U.S. Holder on the disposition of the notes will generally not be subject to U.S. federal income tax unless:

•	the gain or income is effectively connected with its conduct of a trade or business in the United States; or

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Information reporting to the IRS may be required with respect to payments of principal or interest on the notes and payments of proceeds of the disposition of the notes to holders other than corporations and other exempt recipients. A “backup” withholding tax may apply to those payments that are subject to information reporting if the holder fails to provide certain required documentation to the payor. Non-U.S. Holders may be required to comply with certification procedures to establish that they are not U.S. Holders in order to avoid information reporting and backup withholding. Holders should consult their tax advisors about the procedures for obtaining an exemption from backup withholding. Amounts withheld under the backup withholding rules will be refunded or allowed as a credit against a holder’s U.S. federal income tax liabilities if the required information is furnished to the IRS.

UNDERWRITING

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Greenwich Capital Markets, Inc. are acting as joint book-running managers for the notes due 2013, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and UBS Securities LLC are acting as joint book-running managers for the notes due 2018 and Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers for the notes due 2038.

Subject to the terms and conditions stated in the purchase agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes due 2013, notes due 2018 and notes due 2038 set forth opposite the underwriter’s name.

	Principal	Principal	Principal
	Amount of	Amount of	Amount of
	Notes due	Notes due	Notes
Underwriters	2013	2018	due 2038

Barclays Capital Inc.	$22,500,000	$45,000,000	$420,000,000
Citigroup Global Markets Inc.	22,500,000	45,000,000	420,000,000
Credit Suisse Securities (USA) LLC	180,000,000	45,000,000	52,500,000
Goldman, Sachs & Co.	22,500,000	360,000,000	52,500,000
Greenwich Capital Markets, Inc.	180,000,000	45,000,000	52,500,000
J.P. Morgan Securities Inc.	180,000,000	360,000,000	420,000,000
UBS Securities LLC	22,500,000	360,000,000	52,500,000
Bear, Stearns & Co. Inc.	22,500,000	45,000,000	52,500,000
Mitsubishi UFJ Securities International plc	22,500,000	45,000,000	52,500,000
RBC Capital Markets Corporation	22,500,000	45,000,000	52,500,000
Wachovia Capital Markets, LLC	22,500,000	45,000,000	52,500,000
Blaylock Robert Van, LLC	7,500,000	0	17,500,000
Guzman & Company	7,500,000	15,000,000	0
Loop Capital Markets, LLC	7,500,000	0	17,500,000
Muriel Siebert & Co., Inc.	0	15,000,000	17,500,000
Samuel A. Ramirez & Co., Inc.	7,500,000	15,000,000	0
The Williams Capital Group, L.P.	0	15,000,000	17,500,000

	$750,000,000	$1,500,000,000	$1,750,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of such notes to dealers at the public offering prices less a concession not to exceed 0.20% of the principal amount of the notes due 2013, 0.30% of the principal amount of the notes due 2018 and 0.50% of the principal amount of the notes due 2038. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.13% of the principal amount of the notes due 2013, 0.17% of the principal amount of the notes due 2018 and 0.33% of the principal amount of the notes due 2038 on sales to other dealers. After the initial offering of the notes to the public, the joint book-running managers may change the public offering prices and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of the notes).

Paid by Verizon
Communications

Per note due 2013	0.350%
Per note due 2018	0.450%
Per note due 2038	0.875%

The underwriters have agreed to reimburse our expenses of $1,177,000 in connection with this offering.

The notes are new issues of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that the trading market for the notes will be liquid.

In connection with this offering, the joint book-running managers, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The joint book-running managers, on behalf of the underwriters, also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the joint book-running managers, in covering syndicate short positions or making stabilizing purchasers, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than euro 43,000,000 and (iii) an annual net turnover of more than euro 50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead managers; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Certain of the underwriters have performed commercial and investment banking or advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, certain underwriters or their affiliates may provide credit to us as lenders.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

PROSPECTUS

$8,000,000,000

Common Stock
Preferred Stock
Debt Securities

Verizon Communications Inc.

Verizon Communications Inc. intends to offer at one or more times common stock, preferred stock and debt securities, with a total offering price not to exceed $8,000,000,000. To the extent provided in the applicable prospectus supplement, the preferred stock and the debt securities may be convertible into, or exchangeable for, shares of any class or classes of stock, or securities or property, of Verizon Communications Inc. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

The common stock of Verizon Communications Inc. is listed on the New York, Philadelphia and Chicago Exchanges under the symbol “VZ.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 7, 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the common stock, preferred stock or debt securities described in this prospectus in one or more offerings with a total offering price not to exceed $8,000,000,000. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement and, in some cases, a pricing supplement, that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read both this prospectus, any prospectus supplement and any pricing supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.” Unless otherwise specified in this prospectus, the terms “we,” “us,” “our” and “Verizon Communications” refer to Verizon Communications Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC and the future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) until we or any underwriters sell all of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	our Current Reports on Form 8-K filed January 4, 2007, January 16, 2007, January 31, 2007, February 6, 2007, March 7, 2007, May 31, 2007, June 8, 2007, June 13, 2007, June 21, 2007, July 19, 2007, July 24, 2007, September 6, 2007, September 11, 2007, December 7, 2007, January 11, 2008, January 30, 2008 and February 1, 2008.

You may request a copy of these filings, at no cost, by contacting us at:

Investor Relations
Verizon Communications Inc.
One Verizon Way
Basking Ridge, New Jersey 07920
Telephone: (212) 395-1525
Internet Site: www.verizon.com/investor

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. The information on our website is not incorporated by reference into this document.

VERIZON COMMUNICATIONS

We are a leader in delivering broadband and other wireline and wireless communication innovations to mass market, business, government and wholesale customers. Verizon Wireless operates America’s most reliable wireless network, serving over

65.7 million customers nationwide. Our Wireline operations include Verizon Business, which delivers innovative and seamless business solutions to customers around the world, and Verizon Telecom, which brings customers the benefits of converged communications, information and entertainment services over the nation’s most advanced fiber-optic network. A Dow 30 company, we employ a diverse workforce of nearly 235,000 and last year generated consolidated operating revenues of $93.5 billion.

Our principal executive offices are located at 140 West Street, New York, New York 10007, and our telephone number is (212) 395-1000.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated:

Nine Months
Ended
September 30,	Year Ended December 31,
2007	2006	2005	2004	2003	2002

6.09	4.32	5.28	3.93	1.94	2.81

For these ratios, “earnings” have been calculated by adding fixed charges to income before provision for income taxes, discontinued operations, extraordinary items and cumulative effect of accounting change, and before minority interests and income (loss) of equity investees. “Fixed charges” include interest expense, preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.

Since we had no preferred stock outstanding during any of the periods presented, the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred dividends are the same.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for repaying debt, making capital investments, funding working capital requirements or other general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our certificate of incorporation provides authority to issue up to 4,500,000,000 shares of stock of all classes, of which 4,250,000,000 are shares of common stock, $0.10 par value per share, and 250,000,000 are shares of preferred stock, $0.10 par value per share.

Common Stock

Subject to any preferential rights of the preferred stock, holders of shares of our common stock are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up. We may not pay any dividend or make any distribution of assets on shares of common stock until cumulative dividends on shares of preferred stock then outstanding, if any, having dividend or distribution rights senior to the common stock have been paid.

Holders of common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors. In addition, the holders of common stock possess all voting power except as otherwise required by law or except as provided for by any series of preferred stock. Our certificate of incorporation does not provide for cumulative voting for the election of directors.

Preferred Stock

Our board of directors is authorized at any time to provide for the issuance of all or any shares of our preferred stock in one or more classes or series, and to fix for each class or series voting powers, full or limited, or no voting powers, and distinctive designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of the preferred stock and to the fullest extent as may be permitted by Delaware law. This authority includes, but is not limited to, the authority to provide that any class or series be:

•	subject to redemption at a specified time or times and at a specified price or prices;

•	entitled to receive dividends (which may be cumulative or non-cumulative) at rates, on conditions, and at times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

•	entitled to rights upon the dissolution of, or upon any distribution of, our assets; or

•	convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments.

As of the date of this prospectus, no shares of preferred stock are outstanding.

Preemptive Rights

No holder of any shares of any class of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for our common stock is Computershare Investor Services.

DESCRIPTION OF THE DEBT SECURITIES

General

We will issue debt securities under an indenture between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly known as First Union National Bank), as trustee, dated as of December 1, 2000, as amended. To the extent provided in the applicable prospectus supplement, the debt securities may be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property.

We have summarized material provisions of the indenture and the debt securities below. This summary does not describe all exceptions and qualifications contained in the indenture or the debt securities. In the summary below, we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

The debt securities will be unsecured and will rank equally with all of our senior unsecured debt. The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms.

A supplement to the indenture, board resolution or officers’ certificate will designate the specific terms relating to any new series of debt securities. (SECTION 301) These terms will be described in a prospectus supplement and, in some cases, a pricing supplement, and will include the following:

•	title of the series;

•	total principal amount of the series;

•	maturity date or dates;

•	interest rate and interest payment dates;

•	any redemption dates, prices, obligations and restrictions;

•	any provisions permitting the debt securities to be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments; and

•	any other terms of the series.

Form and Exchange

The debt securities will normally be denominated in U.S. dollars, in which case we will pay principal, interest and any premium in U.S. dollars. We may, however, denominate any series of debt securities in another currency or composite currency. In those cases, payment of principal, interest and any premium would be in that currency or composite currency and not U.S. dollars.

Book-Entry Only Form

The debt securities will normally be issued in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, which we refer to as “DTC,” or its nominee. We will refer to this form here and in the prospectus supplement as “book-entry only.”

In the event that debt securities are issued in book-entry only form, DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

In the case of book-entry only, we will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, neither we nor the trustee will have any direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. Debt securities represented by a global security would be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

•	We instruct the trustee that the global security is exchangeable for debt securities certificates.

Certificated Form

Alternatively, we may issue the debt securities in certificated form registered in the name of the debt security holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be exchangeable without charge except for reimbursement of taxes, if any. We will refer to this form in the prospectus supplement as “certificated.”

Redemption Provisions, Sinking Fund and Defeasance

We may redeem some or all of the debt securities at our option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms. (ARTICLES ELEVEN and TWELVE)

The indenture permits us to discharge or defease certain of our obligations on any series of debt securities at any time. We may defease by depositing with the trustee sufficient cash or government securities to pay all sums due on that series of debt securities. (ARTICLE FOUR)

Liens on Assets

The debt securities will not be secured. However, if at any time we incur other debt or obligations secured by a mortgage or pledge on any of our property, the indenture requires us to secure the debt securities equally with our other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when we acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•	any deposit or pledge with any governmental agency required to qualify us to conduct any part of our business, to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security;

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it; or

•	any mortgage, pledge or lien on any property or asset of any of our affiliates, even if the affiliate acquired that property or asset from us. (SECTION 1004)

We may issue or assume an unlimited amount of debt under the indenture. As a result, the indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the debt securities. (SECTION 301)

Changes to the Indenture

The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change your principal or interest payment terms or the percentage required to change other terms of the indenture, without your consent, as well as the consent of others similarly affected. (SECTION 902)

We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of debt securities. (SECTION 901)

Consolidation, Merger or Sale

The indenture provides that we may not merge with another company or sell, transfer or lease all or substantially all of our property to another company unless:

•	the successor corporation expressly assumes:

•	payment of principal, interest and any premium on the debt securities; and

•	performance and observance of all covenants, and conditions in the indenture;

•	after giving effect to the transaction, there is no default under the indenture; or

•	if as a result of the transaction, our property would become subject to a lien that would not be permitted by the asset lien restriction, we secure the debt securities equally and ratably with, or prior to, all indebtedness secured by that lien. (ARTICLE EIGHT)

Events of Default

An event of default means, for any series of debt securities, any of the following:

•	failure to pay interest on that series of debt securities for 90 days after payment is due;

•	failure to pay principal or any premium on that series of debt securities when due;

•	failure to perform any other covenant relating to that series of debt securities for 90 days after notice to us; and

•	certain events of bankruptcy, insolvency and reorganization.

An event of default for a particular series of debt securities does not necessarily impact any other series of debt securities issued under the indenture. (SECTION 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the debt securities of that series can rescind the declaration if there has been deposited with the trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 502)

The holders of more than 50% of the principal amount of any series of the debt securities, may, on behalf of the holders of all of the debt securities of that series, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 512) We are required to file an annual certificate with the trustee stating whether we are in compliance with all of the conditions and covenants under the indenture. (SECTION 704)

Concerning the Trustee

Within 90 days after a default occurs, the trustee must notify the holders of the debt securities of the series of all defaults known to the trustee if we have not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described in the third bullet point under “Events of Default” occurs, the trustee will not give notice to the holders of the series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 602)

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 601) The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities, unless those holders protect the trustee against costs, expense and liabilities. (SECTION 603) The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 601)

U.S. Bank National Association, the trustee, and its affiliates have commercial banking relationships with us and some of our affiliates and serves as trustee or paying agent under indentures relating to debt securities issued by us and some of our affiliates.

CLEARING AND SETTLEMENT

The following discussion pertains to debt securities that are issued in book-entry only form.

The Clearing Systems

In the event that the debt securities are issued in book-entry only form, the debt securities may be settled through DTC. In the event that the prospectus supplement to this prospectus so provides, debt securities in book-entry only form may also be settled through accounts maintained at Clearstream Banking, société anonyme, Luxembourg, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear. In this case, links will be established among DTC, Clearstream and Euroclear to facilitate the issuance of the debt securities and cross-market transfers of the debt securities associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries.

The clearing systems have advised us as follows:

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, known as DTC participants, deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for DTC participants’ accounts. This eliminates the need to exchange certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a DTC participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its DTC participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

Upon receipt of any payment of principal or interest, DTC will credit DTC participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to DTC participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by DTC participants to owners of beneficial interests in the global securities, and voting by DTC participants, will be governed by the customary practices between the DTC participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in street name. However, these payments will be the responsibility of the DTC participants and not of DTC, the trustee, or us.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the debt securities will be made in same-day funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC’s Same-Day Funds Settlement System. In the event that the prospectus supplement to this prospectus provides that the debt securities may also be settled through Clearstream and Euroclear, secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.

Because of time-zone differences, credits of debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the debt securities settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the debt securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear are expected to follow these procedures in order to facilitate transfers of the debt securities among participants of DTC, Clearstream and Euroclear, they will be under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time.

EXPERTS

The consolidated financial statements of Verizon Communications incorporated by reference in Verizon Communications’ Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Verizon Communications management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

William P. Barr, Executive Vice President and General Counsel of Verizon Communications, will issue an opinion about the validity of the common stock, the preferred stock and the debt securities. As of January 31, 2008, Mr. Barr beneficially owned approximately 14,199 shares of Verizon Communications common stock and had options to purchase an aggregate of 1,273,917 shares of Verizon Communications common stock within the next 60 days.

Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents Verizon Communications and its affiliates in connection with matters unrelated to the offering of the securities.

PLAN OF DISTRIBUTION

We may sell any of the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

The prospectus supplement or pricing supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any option by the underwriters to purchase additional securities.

If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.

This prospectus should not be considered an offer of the securities in states where prohibited by law.

If there is a default by one or more of the underwriters affecting 10% or less of the total number of shares of capital stock or principal amount of debt securities offered, the non-defaulting underwriters must purchase the securities agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total number of shares of capital stock or principal amount of the debt securities, we may, at our option, sell less than all the securities offered.

Underwriters and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commission that we pay them and any profit that they receive from the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

Underwriters and agents may be customers of us or our affiliates, may engage in transactions with us or our affiliates or perform services for us or our affiliates in the ordinary course of business.

$4,000,000,000

Verizon Communications Inc.

$750,000,000 4.35% Notes due 2013

$1,500,000,000 5.50% Notes due 2018

$1,750,000,000 6.40% Notes due 2038

PROSPECTUS SUPPLEMENT
February 7, 2008

Joint Book-Running Managers (Notes due 2013)

Credit Suisse	JPMorgan	RBS Greenwich Capital

Joint Book-Running Managers (Notes due 2018)

Goldman, Sachs & Co.	JPMorgan	UBS Investment Bank

Joint Book-Running Managers (Notes due 2038)

Barclays Capital	Citi	JPMorgan

Senior Co-Managers
Bear, Stearns & Co. Inc.
Mitsubishi UFJ Securities
RBC Capital Markets
Wachovia Securities

Co-Managers
Blaylock Robert Van, LLC
Guzman & Company
Loop Capital Markets, LLC
Siebert Capital Markets
Ramirez & Co., Inc.
The Williams Capital Group, L.P.